SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Subject Company)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Executive Vice President, Secretary and General Counsel

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert H. Bergdolt, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919)786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a tender offer (the “Offer”) by MPF Flagship Fund 14, LLC; MPF Flagship Fund 15, LLC; MPF Income Fund 26, LLC; MPF Platinum Fund, LP; MPF Northstar Fund, LP and Coastal Realty Business Trust (the “Offerors”), to purchase up to 10,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”), at a price of $5.00 per Share, less the amount of any dividends declared or made with respect to the Shares on or between the date of the Offer and the expiration date of the Offer, in cash (less any required withholding taxes and without interest) (the “Offer Price”). Based on the Company’s interpretation of the Offerors’ statement that they intend to deduct “dividends declared or made” with respect to the Shares from the commencement of the Offer through its stated expiration date of November 21, 2011, the net Offer Price is expected to be approximately $4.78 per Share. MacKenzie Patterson Fuller, LP, which is the manager, general partner, or trustee of the Offerors, is serving as the depositary for the Offerors. The Offer is being made on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offerors on September 30, 2011 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”). As discussed below, the Board of Directors of the Company (the “Board”) recommends that the stockholders of the Company (the “Stockholders”) reject the Offer and not tender their Shares for purchase pursuant to the Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Dividend Capital Total Realty Trust Inc. The Company’s address is 518 Seventeenth Street, 17th Floor, Denver, Colorado 80202. The Company’s principal telephone number is (303) 228-2200.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock. As of October 13, 2011, approximately 182,696,011 shares of Common Stock were outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to a tender offer by MPF Flagship Fund 14, LLC; MPF Flagship Fund 15, LLC; MPF Income Fund 26, LLC; MPF Platinum Fund, LP; MPF Northstar Fund, LP and Coastal Realty Business Trust to purchase, subject to certain terms and conditions, up to 10,000,000 outstanding Shares, at a price of $5.00 per Share, less the amount of any dividends declared or made with respect to the Shares on or between the date of the Offer and the expiration date of the Offer, in cash (less any required withholding taxes and without interest). Based on the Company’s interpretation of the Offerors’ statement that they intend to deduct “dividends declared or made” with respect to the Shares from the commencement of the Offer through its stated expiration date of November 21, 2011, the net Offer Price is expected to be approximately $4.78 per Share. The Offer is on the terms and conditions described in the Schedule TO. Unless the Offer is extended by the Offerors, it will expire at 11:59 p.m., Pacific Time, on November 21, 2011.

According to the Schedule TO, the Offerors’ business address is 1640 School Street, Moraga, California 94556 and their telephone number is (925) 631-9100.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Compensation of Directors and Executive Officers” and “Certain Relationships and Related Party Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A dated April 29, 2011 (the “Proxy Statement”), which information is incorporated herein by reference. The Proxy Statement was previously made available to all Stockholders and is available for free on the SEC’s website at www.sec.gov.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation or Recommendation

The Board thoroughly and carefully evaluated and assessed the terms of the Offer with the assistance of the Company’s management and its outside legal advisor. The Board has determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Board recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Offer, each Stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s existing share redemption program at any time, (b) the Board has the right to amend, extend or terminate the Company’s self-tender offer described in Item 8 below (the “Self-Tender Offer”) and (c) the Board makes no assurances with respect to (i) future distributions (which are set and can change quarterly, as evidenced by the change in the quarterly distribution rate declared by the Board on September 29, 2011) or (ii) the timing of providing liquidity to the Stockholders. Although the Company has filed a preliminary Registration Statement on Form S-11 for a potential public offering of common stock in which the Company would increase the size of the share redemption program and determine and publicly disclose a per Share net asset value on a daily basis, this is not currently a liquidity option for Stockholders, the Board makes no assurances that this new offering will occur or that the share redemption program will be expanded, and Stockholders should not assume the new offering will occur or the share redemption program will be expanded in making a decision as to whether to tender their Shares pursuant to this Offer.

(b) Background

On September 30, 2011, the Offerors filed a Tender Offer Statement on Schedule TO with the SEC, commencing the Offer.

On October 13, 2011, the Board held a meeting with members of management and a representative from DLA Piper LLP (US), the Company’s outside counsel (“DLA Piper”) and reviewed the Board’s duties in connection with the Offer. Also at the meeting, members of management reviewed with the Board certain financial matters related to the Offer. The Board discussed the terms of the Offer and, following these discussions, the Board determined that the Offer was not in the best interests of the Stockholders and recommended that that the Stockholders reject the Offer and not tender their Shares to the Offerors for purchase pursuant to the Offer.

(c) Reasons for the Recommendation

In reaching the determination and in making the recommendation described above, the Board (i) reviewed the terms and conditions of the Offer; (ii) consulted with the Company’s management and representatives of

DLA Piper, the Company’s outside legal counsel; and (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets and future prospects in order to assess the adequacy of the terms of the Offer.

The reasons why the Board believes that the Offer is not in the best interests of the Stockholders include the following:

•

The Board believes that the Offer Price (which, based on the Company’s interpretation of the Offerors’ statement that they intend to deduct “dividends declared or made” with respect to the Shares from the commencement of the Offer through its stated expiration date of November 21, 2011, is expected to be approximately $4.78 per Share) is less than the current and potential long-term value of the Shares, which belief is based on the Board’s significant knowledge of the Company’s assets and, among other things, information provided by Company management with respect to the dividend yield, capitalization rate, and funds from operation multiple implied by the Offer as compared with industry averages, indicating that the Offer undervalues the Company. Company management, however, did not provide an estimate of the value of the Company or the Shares.

•

As described further in Item 8 below, the Company is commencing a Self-Tender Offer for up to 10,000,000 Shares at $6.00 per Share and without reduction for any dividends declared or made with respect to the Shares; we note, however, that the Company has the right to amend, extend or terminate the Self-Tender Offer. However, the Board believes that the offer price of the Self-Tender Offer is still less than the current and potential long-term value of the Shares. Accordingly, the Board does not recommend that Stockholders tender their Shares in the Self-Tender Offer or the lower Offerors’ Offer.

•

The Board believes that the Company’s existing quarterly share redemption program (the “Program”), which provides Stockholders who have held Shares for a minimum of one year with the opportunity, subject to the limitations of the Program, to sell their Shares at a price in excess of the Offer Price (which redemption price is currently $8.45 but is subject to change in accordance with the terms of the Program), is currently an alternative for Stockholders seeking to obtain liquidity for some of their Shares. The Board, however, is aware that in recent quarters, the Program was over-subscribed by Stockholders (and may in the future be over-subscribed by Stockholders), limiting redemptions to approximately 8%, 7%, 7% and 9% of the shares each Stockholder requested to be redeemed for the previous four quarters; that the Company’s ability to redeem Shares pursuant to the Program may be further limited based on the level of Stockholder participation in the Company’s Dividend Reinvestment Plan; and that the Board has the right to amend, suspend or terminate the Program at any time.

•

Given the Offer Price, the Board believes that the Offer represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Offer of the full current value of the Shares as well as the potential opportunity to realize the full long-term value of their investment in the Company. In that regard, the Board noted that, in the Offerors’ own words: “The [Offerors] are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $5 per Share, the [Offerors] are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the [Offerors’] objectives.”

•	The Offerors used a “liquidity discount” in determining the Offer Price as described in the Schedule TO, but they do not provide any analysis as to how they arrived at such discount.

•

The Offerors state that they will reduce the $5.00 per Share price that they are paying in the Offer by the amount of any dividends declared or made by the Company with respect to the Shares from and after the date of the Offer. Based on the Company’s interpretation of the Offerors’ statement that they intend to deduct “dividends declared or made” with respect to the Shares from the commencement of the Offer through its stated expiration date of November 21, 2011, the net Offer Price is expected to be approximately $4.78 per Share. This amount would be lower if the expiration date were delayed beyond November 21, 2011.

•

The Offer is subject to certain conditions, some of which provide the Offerors with the sole discretion to determine whether the conditions have been met, such as the Offerors’ determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the Shares to the Offerors. In addition, the Board noted that the Offer can be amended or terminated with little notice to Stockholders. Accordingly, the Board noted that there could be no assurance that the Offer would be completed as soon as the Offerors imply.

•

The Board remains committed to providing some liquidity to the Stockholders in a manner that it believes would be in the best interests of the Company and the Stockholders; however, there can be no assurance whether or when any alternatives to the current share redemption program will be adopted by the Board.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board has determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Board recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Offer, each Stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s existing share redemption program at any time, (b) the Board has the right to amend, extend or terminate the Self-Tender Offer and (c) the Board makes no assurances with respect to (i) future distributions (which are set and can change quarterly, as evidenced by the change in the quarterly distribution rate declared by the Board on September 29, 2011) or (ii) the timing of providing liquidity to the Stockholders. Although the Company has filed a preliminary Registration Statement on Form S-11 for a potential public offering of common stock in which the Company would increase the size of the share redemption program and determine and publicly disclose a per Share net asset value on a daily basis, this is not currently a liquidity option for Stockholders, the Board makes no assurances that this new offering will occur or that the share redemption program will be expanded, and Stockholders should not assume the new offering will occur or the share redemption program will be expanded in making a decision as to whether to tender their Shares pursuant to this Offer.

(d) Intent to Tender

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such entity or person for purchase pursuant to the Offer.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On September 1, 2011, Dividend Capital Total Advisors LLC, the Company’s advisor, exchanged 20,000 partnership units of Dividend Capital Total Realty Operating Partnership LP, the Company’s operating partnership, for 20,000 Shares.

On September 30, 2011, pursuant to the Company’s share redemption program, the Company redeemed approximately 1.5 million Shares at $8.45 per Share, for an aggregate price of approximately $12.7 million.

On October 11, 2011, the Company redeemed approximately 84,911 Shares pursuant to Section 12.7 of the Company’s Fifth Articles of Amendment and Restatement, as amended, from certain entities affiliated with the Offerors. The Shares were redeemed by the Company at a per Share price of $5.00. The Company offset from its payment $8,163 in expenses, for an aggregate payment of approximately $416,395.

On October 14, 2011, the Company redeemed approximately 7,288 Shares pursuant to Section 12.7 of the Company’s Fifth Articles of Amendment and Restatement, as amended, from certain entities affiliated with the Offerors. The Shares were redeemed by the Company at a per Share price of $5.00. The Company offset from its payment $1,500 in expenses, for an aggregate payment of approximately $34,942.

On October 17, 2011, pursuant to the Company’s distribution reinvestment plan, the Company issued approximately 1.3 million Shares at $8.45 per Share, for aggregate proceeds of approximately $11.0 million.

During the past 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Other than the Self-Tender Offer described under Item 8 below, the Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate (as declared on September 29, 2011), or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8.	ADDITIONAL INFORMATION.

Self-Tender Offer

As previously stated, the Board believes the Offerors’ Offer Price (which, based on the Company’s interpretation of the Offerors’ statement that they intend to deduct “dividends declared or made” with respect to the Shares from the commencement of the Offer through its stated expiration date of November 21, 2011, is expected to be approximately $4.78 per Share), is below the current and potential long-term value of the Shares. In order to deter the Offerors and other potential bidders that may try to exploit the illiquidity of the Company’s Shares and acquire them from Stockholders at prices substantially below their fair value, the Board has authorized, and the Company is commencing contemporaneously with the filing of this Schedule 14D-9, the Self-Tender Offer for up to 10,000,000 Shares at $6.00 per Share and without reduction for any dividends declared or made with respect to the Shares. However, the Board believes that the offer price of the Self-Tender Offer is still less than the current and potential long-term value of the Shares. Accordingly, the Board does not recommend that Stockholders tender their Shares in the Self-Tender Offer or the lower Offerors’ Offer.

Stockholders are advised to read the Company’s Tender Offer Statement on Schedule TO, which was filed with the SEC on October 17, 2011 and is incorporated herein by reference, because it contains important information. The Company’s Tender Offer Statement and other documents filed with the SEC are available for free on the SEC’s website at www.sec.gov.

Charter Provision

Section 6.8.3 of the Company’s Fifth Articles of Amendment and Restatement, as amended, states in part that “no sale or transfer of Shares will be permitted of less than $2,000.” In connection with the Offer, because of the inconsistency with the federal tender offer rules, the Company does not intend to enforce Section 6.8.3 of the Company’s Fifth Articles of Amendment and Restatement, as amended.

Forward-Looking Statements

This Schedule 14D-9 may include certain statements that may be deemed to be “forward-looking statements.” Such forward-looking statements relate to, without limitation, the Company’s future capital expenditures, distributions and acquisitions (including the amount and nature thereof), other development trends of the real estate industry, business strategies, the growth of the Company’s operations and availability of and liquidity for the Company’s Shares. These statements are based on certain assumptions and analyses made by the Company in light of the Company’s experience and the Company’s perception of historical trends, current conditions, expected future developments and other factors the Company believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties which may cause the Company’s actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “continue,” or the negative of these words, or other similar words or terms. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors that may cause the Company’s results to vary are general economic and business (particularly real estate and capital market) conditions being less favorable than expected, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations (including changes to laws governing the taxation of REITs), risk of acquisitions, availability and creditworthiness of prospective tenants, availability of capital (debt and equity), interest rate fluctuations, competition, supply and demand for properties in the Company’s current and any proposed market areas, tenants’ ability to pay rent at current or increased levels, accounting principles, policies and guidelines applicable to REITs, environmental, regulatory and/or safety requirements, tenant bankruptcies and defaults, the availability and cost of comprehensive insurance, including coverage for terrorist acts, and other factors, many of which are beyond the Company’s control. Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in the Company’s filings with the SEC and especially in the sections therein entitled “Risk Factors,” including, but not limited to, the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Text of Letter to the Company’s Stockholders, dated October 17, 2011.*

(a)(2)	Text of E-mail to Financial Advisors.

(a)(3)	Schedule TO filed by the Company with the SEC on October 17, 2011.**

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2011.***

(g)	Not applicable.

*	Included in copy mailed to Stockholders.
**	Incorporated by reference to the Company’s Schedule TO filed with the SEC on October 17, 2011.
***	The sections of the Company’s Definitive Proxy Statement specified in Item 3 hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2011.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

By:	/s/ M. Kirk Scott
Name: M. Kirk Scott Title: Chief Financial Officer and Treasurer

Dated: October 17, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Letter to the Company’s Stockholders, dated October 17, 2011.*

(a)(2)	Text of E-mail to Financial Advisors.

(a)(3)	Schedule TO filed by the Company with the SEC on October 17, 2011.**

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2011.***

(g)	Not applicable.

*	Included in copy mailed to Stockholders.
**	Incorporated by reference to the Company’s Schedule TO filed with the SEC on October 17, 2011.
***	The sections of the Company’s Definitive Proxy Statement specified in Item 3 hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2011.